Brian F. Faulkner
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VIA FACSIMILE AND EDGAR


June 2, 2009


Celeste Murphy, Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  5G Wireless Communications, Inc.

Dear Ms. Murphy:

     As a follow-up to my letter to you of April 27, 2009, company management has informed me that the company will need until July 21, 2009 in order to bring its filings with the Commission current. I apologize for the delay in the previously stated schedule.

     Please contact me with any questions.  Thank you.

                                       Sincerely,



                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Bo Linton, 5G Wireless Communications, Inc.